Exhibit 1.02

Conflict Minerals Report of Lighting Science Group Corporation

for the

Reporting Period January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of Lighting Science Group Corporation has been prepared for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to specified conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Capitalized terms in this Report that have not been expressly defined herein have the meanings assigned to them in Rule 13p-1 and Form SD.

If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

I. Company Overview

This Report has been prepared by management of Lighting Science Group Corporation (herein referred to as “LSGC,” “we,” “us,” or “our”). LSGC was incorporated in Delaware in 1988 and designs, develops, manufactures and markets general illumination products that exclusively use light emitting diodes (“LEDs”) as their light source. Our product portfolio includes LED-based retrofit lamps (replacement bulbs) that can be used in existing light fixtures and sockets as well as purpose built LED-based luminaires (light fixtures) for many common indoor and outdoor residential, commercial, industrial and public infrastructure lighting applications. We assemble and manufacture our products internally in the United States and through our contract manufacturers in the United States and in Asia. During 2013, we also utilized a contract manufacturer in Mexico.

The production or functionality of certain of our products requires packaged LEDs and printed circuit boards, metal–oxide–semiconductor field-effect transistors, magnetics and standard electrical components such as capacitors, resistors and diodes used in our power supplies that contain Conflict Minerals. Consequently, we are subject to the disclosure and reporting requirements of Section 1502(b) of the Dodd-Frank Act.

II. Supply Chain Overview

We design and engineer our products and outsource a significant portion of the manufacture and assembly of our products to a number of contract manufacturers both domestically and internationally. These contract manufacturers purchase the components for our products based on specifications that we provide them and provide the necessary facilities and labor to manufacture our products. In addition, some of our products may be manufactured and assembled in our facility in Satellite Beach, Florida, where we provide the labor and facilities necessary to produce the finished goods. Certain of our products use a custom LED package and may be sourced from a limited number of suppliers.

Due to the complex design and specifications of our products, as well as our evolving supply chain, it is difficult to identify all sources upstream from our direct suppliers and manufacturers.

III. Due Diligence

We are committed to the responsible sourcing of materials of our products and support greater transparency with regard to our supply chain. We have yet to adopt a formal policy relating to the Conflict Minerals that incorporates the standards set forth in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), although we have implemented certain provisions in practice.

In compliance with the Dodd-Frank Act, we conducted a reasonable country of origin inquiry to determine the origin of the Conflict Minerals. Specifically, we performed the following procedures:

•	Identified raw material components in our products that may contain one or more of the Conflict Minerals;

•	Identified finished goods that may contain one or more of the Conflict Minerals for which we contracted to manufacture the finished goods;

•	Identified the suppliers that provided the raw material components and finished goods for products that were manufactured during 2013 that may contain one or more of the Conflict Minerals;

•	Contacted the identified suppliers and provided them with a summary of the requirements of the Dodd-Frank Act and requested information (using a survey) from such suppliers regarding the use and origin of the Conflict Minerals;

•	Established a deadline of March 31, 2014 for suppliers to provide requested information; and

•	Reviewed all responses received from suppliers based on our Conflict Minerals compliance process. As of the date of this Report, we have not received responses from all of our suppliers.

IV. Conflict Minerals Status Conclusion

Despite having conducted a good faith reasonable country of origin inquiry, we have concluded that our supply chain remains “DRC conflict undeterminable.” We reached this conclusion because we have been unable to determine the origin of the Conflict Minerals used in certain of our products. Accordingly, this Report has not been audited by an independent private sector auditor, as Rule 13p-1 provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

V. Future Due Diligence Measures

We intend to implement steps to mitigate the risk that the Conflict Minerals benefit armed groups and to improve the reasonable country of origin and due diligence processes. These include, but are not limited to, the following:

•	Adopting a formal policy relating to the Conflict Minerals that incorporates the standards set forth in the OECD Guidance;

•	Modifying the Conflict Minerals compliance process with the intent to receive all supplier responses to the reasonable country of origin inquiry and to improve the quality of supplier responses;

•	Leveraging industry efforts to identify additional resources to facilitate compliance; and

•	Conducting an annual review of our Conflict Minerals Policy, Conflict Minerals compliance process and the related procedure documentation, and risks for any updates.